Virginia K. Sourlis, Esq., MBA* Philip Magri, Esq.+ Joseph M. Patricola, Esq.*+ # * Licensed in NJ + Licensed in NY # Licensed in DC	214 Broad Street Red Bank, New Jersey 07701 (732) 530-9007 Fax (732) 530-9008 www.SourlisLaw.com Virginia@SourlisLaw.com

January 22, 2010

VIA EDGAR CORRESPONDENCE
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn: H. Christopher Owings
Assistant Director

RE:	EFT BioTech Holdings, Inc.
Registration Statement on Form 10
Amendment No. 7 Filed December 11, 2009
File No. 000-53730

Dear Mr. Owings:

Below please find our responses to the Staff’s comment letter, dated December 23, 2009 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has filed Amendment No. 8 to the Registration Statement today. Also, please be advised that on January 15, 2010, the Company filed Amendment No. 2 to its Form 10-Q for the fiscal quarter ended June 30, 2009 in response to Comment #10 of the Comment Letter.

A copy of Amendment No. 8 to the Form 10, marked to show changes from Amendment No. 7, accompanies this letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis

General

1.	We note your response to comment two of our letter dated November 25, 2009. We are considering your response and will advise you once we have completed our consideration of this issue.

RESPONSE:

We thank you for your consideration regarding this matter and look forward to your response.

Registration Statement on Form 10

Item 2. Financial Information, page 22

Tabular Disclosure of Contractual Obligations, page 25

2.
We note that you have included two separate tables disclosing your contractual obligations, one on page 25 and the other on page 31. Please advise us as to why you have included two sets of disclosure in response to Item 303(a)(5) of Regulation S-K and the manner in which the two sets of disclosure relate to each other. In this regard, please address your references to fiscal years ending September 30, 2010, September 30, 2011 and September 30, 2012, given that your fiscal year end is March 31.

RESPONSE:

According to Item 303(d) of Regulation S-K, a smaller reporting company, as defined by §229.10(f)(1), may provide the information required in paragraph (a)(3)(iv) of this item for the last two most recent fiscal years of the registrant if provides financial information on net sales and revenues and on income from continuing operations for only two year. A smaller reporting company is not required to provide the information required by paragraph (a)(5) of this Item.

We respectively advise the Staff that we have deleted the tabular disclosure of contractual obligation on page 25 in Amendment No. 8 according to Item 303(d) of Regulation S-K.

Financial Statements for the Fiscal Quarter ended September 30. 2009. page F-24

Revenue Recognition, page F-30

3.
We note your updates to your description of revenue recognition from your reverse auction program in response to comment 10 of our letter dated November 25, 2009. If each bid costs $1 and is non-refundable, please explain to us why bidders must consume 300 bids before revenue is recognized.

RESPONSE:

Under the EFT corporate business model, either acquiring product or purchasing auction bids, the minimum amount is $300. When an affiliate purchases auction bids, these bids are non refundable. No matter how bidder uses his/her auction bids, EFT recognizes sales revenue at the time of purchase.

Pro Forma Statement of Operation for the Year Ended March 31.2009, page F-39

4.
We note that in response to comment six of our letter dated November 25, 2009 you provided a pro forma statement of operations for the fiscal year ended March 31,2009. We also note that this pro forma statement of operations contains the unaudited results of Excalibur International Marine Corporation for the period from October 1,2008 to March 31, 2009. Please revise to present unaudited results of Excalibur for a 12 month period consistent with Rule 11-02(c) of Regulation S-X, so that the pro formas present the acquisition as if it had occurred on April 1, 2008. Refer to Rules ll-02(a) and ll-02(b)(6) of Regulation S-X. Given Excalibur's year end of December 31, we will not object if you avail yourself of the guidance in Rule 11-02(c)(3) of Regulation S-X and present the 12 months ended December 31,2008 for Excalibur with the 12 months ended March 31,2009 for EFT Biotech.

RESPONSE:

We have provided pro forma statement of operations using unaudited Excalibur 12 months statement of operation ended March 31, 2008 in Amendment No. 8.

5.
Please provide the introductory paragraph specified by Rule 11-02(b)(2) as we believe this provides valuable information to your readers. In this regard, you appear to have provided this information as "Note 1 - Basis of Presentation" at the bottom of page F-40, but we believe it is more appropriate to present it before your pro forma statement of operations to explain to your readers what they will see in the pro forma statements.

RESPONSE:

We have revised our basis of presentation and presented as an introductory paragraph before the pro forma statement of operation in Amendment No. 8 as follows:

BASIS OF PRESENTATION

On or about October 25, 2008 (the “Effective Date”), EFT BioTech Holdings, Inc., a company incorporated and existing under the laws of Nevada company, (“Subscriber”) entered into a Subscription Agreement with Excalibur International Marine Corporation, a company incorporated and existing under the laws of Taiwan, ROC (Excalibur).  Pursuant to the terms of the Agreement, Subscriber acquired 48.81% of the registered capital for an aggregate purchase price of Five Hundred Eighty Five Million Six Hundred Seventy Seven Thousand and Five Hundred New Taiwan dollars (NTD$585,677,500), approximately US$19M, (the “Cash Consideration”), equivalent to Fifty Eight Million Five Hundred Sixty Seven Thousand and Seven Hundred Fifty (58,567,750) shares. The remaining 51.19% equity interests are held by Taiwan residents.

The accompanying pro forma combined statements of operations present the accounts of Subscriber for the year ended March 31, 2009 as if EFT BioTech Holdings, Inc. had acquired Excalibur equity interest on April 1, 2008.

6.
Since you account for your investment in Excalibur using the equity method, it is inappropriate for you to present "Pro Forma Combined" balances as if Excalibur were fully consolidated. If you wish to present a full pro forma statement of operations, please make pro forma adjustments as needed so that the "Pro Forma Combined" balances will reflect 12 months of results for Excalibur accounted for using the equity method. Alternatively, given the limited number of line items that are impacted by presenting Excalibur as though you had acquired your equity method interest on April 1, 2008, we will not object if you wish to describe in narrative terms the impact on your subsidiary loss on equity method investment, net income, and earnings per share consistent with Rule 11-02(b)(1) of Regulation S-X.

RESPONSE:

We have revised pro forma statement of operations using unaudited 12 months of results of operation for Excalibur accounted for using the equity method in Amendment No. 8.

7.
We note your calculation of "Pro Forma Combined" earnings per share and weighted average shares outstanding. Since you did not issue shares to acquire Excalibur, it is unclear to us why presenting this statement of operations as if Excalibur had been acquired on April 1, 2008 would result in a significant increase to your weighted average shares outstanding at March 31, 2009. Please explain this matter to us. For example, if your private placements that occurred during 2008 were done to raise the cash to purchase Excalibur, we would understand reflecting those shares as if they were outstanding from April 1,2008, consistent with assuming you had purchased Excalibur on April 1,2008. However, we note that your current presentation appears to simply add your shares outstanding to the outstanding shares of Excalibur, which is not appropriate. Please revise as necessary.

RESPONSE:

We have revised earning per share and weighted average shares outstanding for the pro forma statement of operations in Amendment No. 8.

Financial Statements of Excalibur International Marine Corp, page F-41

8.	We read your response to comment seven of our letter dated November 25, 2009 and have the following comments regarding the independent auditor's report seen on page F-41:

•
We note your response to me first bullet point of prior comment seven. As previously indicated, financial statements included in filings made with us are required to be audited in accordance with auditing standards generally accepted in the United States or auditing standards of the Public Company Accounting Oversight Board (United States)and should clearly indicate this within the report. Please note that the auditor must have fully complied with these auditing standards and cannot merely believe that the audit procedures performed were similar. We will not object if the auditor's report also refers to compliance with home-country generally accepted auditing standards. Please revise the audit report accordingly.

•
We note that the last paragraph of the auditor's report states that the financial statements have been prepared in accordance with "the Generally Accepted Accounting Principles." We also note your disclosure under the heading "Accounting Estimates" at the bottom of page F-50 clarifies that the financial statements are prepared in accordance with "the generally accepted accounting principles of the Republic of China." However, your response to various comments indicates that the financial statements of Excalibur are prepared in accordance with US GAAP. Please revise the last paragraph of the auditor's report to clearly indicate which country's generally accepted accounting principles were used to prepare these financial statements, and revise your disclosure on page F-50 if necessary.

•
We note that you removed "(Chop)" after the name of the CPA. However, this still does not appear to be a conformed signature. Please ensure the amended report includes a conformed signature. Refer to Rule 302 of Regulation S-T. Additionally, please disclose the city and state where the report was issued as required by Rule 2-02(a) of Regulation S-X. We note that there are two offices included in the letterhead; therefore, the letterhead itself does not clearly indicate the city and state where the report was issued.

Response:

According to Division of Corporation Finance Financial Reporting Manual (“DCFFRM”) section 2405 required Separate Financial Statement of Equity Method Investees [S-X 3-09], Applicability of S-X 3-09 does not apply to smaller reporting company.  S-X 3-09 requires investee’s separate financial statements must be audited for those periods where either the income or the investment test in S-X 1-02(w) exceeds 20 percent.  However, S-X 8-03 contains requirements for smaller reporting company registrants to provide summarized financial data of equity method investees.

Further, DCFFRM section 2420.9 Smaller Reporting Companies – Annual and Interim Financial Statements [S-X 8-03] determine significance of each investee using all 3 tests.  If the significance of any individual or any combination of investees(s) exceeds 20%, provide summarized financial data.  Accordingly our foot note has included the summarized financial data required according to S-X 8-03.

We respectively advise Staff, we understand in our next annual report, S-X 3-09 and Rule 11 becomes applicable to us. Separate audited financial statement for Excalibur should be included to comply with S-X 3-09.

9.
We note your addition beginning on page F-60 of a balance sheet as of September 30,2008 and a statement of income for the nine months ended September 30, 2008 for Excalibur in response to our comment eight of our letter dated November 25,2009. We have the following additional comments:

Please explain to us how these statements constitute complete interim financial statements as contemplated in Rule 8-04 of Regulation S-X, or revise as needed.

•
Your analysis of significance indicates that Excalibur is significant above the 30% threshold specified in Item 17(c)(2)(v) of Form 20-F. It remains unclear to us that a reconciliation to US GAAP is not needed in the annual and interim financial statements of Excalibur. In this regard, it remains unclear to us that the annual and interim financial statements of Excalibur were prepared in accordance with United States Generally Accepted Accounting Principles, particularly given your disclosure at the bottom of page F-50 that indicates that the financial statements were prepared in accordance with generally accepted accounting principles of the Republic of China. Please further explain which country's generally accepted accounting principles were used to prepared these financial statements, and if it is not US GAAP, provide us with a detailed analysis of why no reconciliation is needed.

RESPONSE:

Please see the response of comment No. 8.

Amendment No. 1 to Form 10-O for the quarterly period ended June 30.2009 filed December 10.2009

10.
We note that you amended your Form 10-Q to add disclosures about several operating leases in response to comment 11 of our letter dated November 25, 2009. However, if you amend a Form 10-Q you are required to provide the entire Item amended as required by Exchange Act Rule 12b-15. Please amend your Form 10-Q to include the entire Item 1.

RESPONSE:

On January 15, 2010, we filed Amendment No. 2 to Form 10-Q for the quarter ended June 30, 2009.  We have included the entire Item 1 in the Amendment in compliance of Exchange Act Rule 12b-15.